Filed Pursuant to Rule 424(b)(3)

 Registration Statement No. 333-267550

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED DECEMBER 15, 2022

AND PROSPECTUS SUPPLEMENT DATED FEBRUARY 29, 2024

COSMOS HEALTH INC.

Up to $6,900,000 Shares of Common Stock

This prospectus supplement updates and amends certain information in the prospectus, dated December 15, 2022 (the “Base Prospectus”) as supplemented by the prospectus supplement dated February 29, 2024 (the “First Prospectus Supplement,” and together with the Base Prospectus, the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented herein updates or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and this prospectus supplement and any amendments or supplements carefully before you make an investment decision.

This prospectus supplement is being filed to amend the amount of shares of common stock that may be offered and sold pursuant to this prospectus supplement and accompanying Prospectus from 5,049,535 shares of our common stock to $6,900,000 shares of our common stock. This offering is made pursuant that certain Sales Agreement, or sales agreement, entered into on September 15, 2022 with A.G.P./Alliance Global Partners, or A.G.P., as the sales agent, relating to the sale of shares of our common stock offered by the Prospectus and this prospectus supplement. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $6,900,000 from time to time through A.G.P., acting as our sales agent.

Sales of our common stock, if any, under this prospectus supplement and the accompanying Prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. If authorized by us in writing, A.G.P. may also sell shares of our common stock in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices. A.G.P. is not required to sell any specific number or dollar amount of securities but will act as a sales agent using “commercially reasonable efforts” consistent with its normal trading and sales practices, on mutually agreed terms between A.G.P. and us. Our common stock to which this prospectus supplement relates will be sold through A.G.P. on any given day. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

As of February 27, 2024, the aggregate market value of the shares held by non‑affiliates was approximately $20,753,589 based on 16,932,561 shares of common stock outstanding, of which 15,743,826 were held by non-affiliates at a  per share of common stock price of $1.37, which was the closing price on the Nasdaq Capital Market on January 2, 2024.  As of the date hereof, we have not sold or offered any shares of Common Stock pursuant to General Instruction I.B.6 of Form S‑3 during the prior 12 calendar month period that ends on and includes the date hereof. Pursuant to General Instruction I.B.6 of Form S‑3, in no event will we sell securities registered on this registration statement of which any prospectus supplement forms a part in a public primary offering with a value exceeding one-third of our outstanding voting and nonvoting common equity held by non-affiliates (the “public float”) in any 12‑month period so long as our public float remains below $75 million.

Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “COSM.”  On March 6, 2024, the last reported sale price of our shares of common stock on the Nasdaq Capital Market was $0.76 per share.

The compensation to A.G.P. for sales of common stock sold pursuant to the sales agreement will be equal to 3% of the gross proceeds from any such sales under the sales agreement. In connection with the sale of the common stock on our behalf, A.G.P. will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of A.G.P. will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to A.G.P. with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-9 of the First Prospectus Supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus supplement or the accompanying Prospectus that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this prospectus supplement is March 7, 2024.